KUNZMAN & BOLLINGER, INC.

ATTORNEYS-AT-LAW

5100 N. BROOKLINE, SUITE 600

OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501

Fax (405) 942-3527

 April 29, 2015

ELECTRONIC FILING

Mr. H. Roger Schwall

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

RE: American Energy Capital Partners-Energy Recovery Program, LP (the “Partnership”)

File No. 333-192852

Dear Mr. Schwall:

This letter is in response to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) made in your letter dated April 28, 2015 regarding the Post-Effective Amendment No. 4 to Form S-1 filed on April 17, 2015. For your convenience, we first restate your comment in italics and then provide our response. The response in this letter is based on representations made by the Partnership and its General Partner, American Energy Capital Partners GP, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter.

Additionally, Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 4 (“Amendment No. 1”) was filed by the Partnership with the Commission today. Accordingly, references to the prospectus in the Partnership’s response in this letter is a reference to the prospectus included in Amendment No. 1.

Conflicts of Interest, page 55

Conflicts with the Manager, page 63

1.	We note your disclosure that “conflicts of interest may arise concerning which properties will be acquired by the Partnership and which properties will be acquired by our general partner, the Manager or an affiliate of the Manager for their own account or for other affiliated partnerships, third-party programs or joint ventures” (underlining added). Tell us what consideration you have given to updating this disclosure, as well as the Risk Factors regarding conflicts of interest, to clarify that your Manager and the manager for Energy 11, LP, which is raising $2 billion to acquire and develop oil and gas properties in the U.S., are directly or indirectly controlled by the same person.

Disclosures relating to Energy 11, LP were added to the prospectus in the following sections: the risk factor entitled “-Risks Related to Our Management Agreement - Conflicts of the interest may arise concerning which properties the Manager will present to us and which properties its affiliates will keep for their own account” (cross-reference added), the risk factor entitled “-Risks Related to Conflicts of Interest- Activities conducted by affiliates of the Manager could conflict with our planned activities” and the section entitled “Conflicts of Interest - Conflicts with the Manager - Conflicts Involving the Acquisition of Leases.”

Please contact the undersigned if you have any further questions or comments.

Very truly yours,

KUNZMAN & BOLLINGER, INC.

/s/ Gerald A. Bollinger

Gerald A. Bollinger